Exhibit I

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda
EARNINGS RELEASE
TEEKAY CORPORATION
REPORTS SECOND QUARTER RESULTS
Highlights
•	Second quarter 2010 cash flow from vessel operations of $195.1 million, up 50 percent from the same period of the prior year

•
Second quarter 2010 adjusted net loss attributable to stockholders of Teekay of $26.1 million, or $0.36 per share (excluding specific items which decreased GAAP net income by $127.1 million, or $1.74 per share)

•	Adjusted net loss excludes $29 million, or $0.40 per share, second and final catch-up payment received relating to Foinaven FPSO contract amendment

•
Signed seven-year contract extension in Brazil for the Cidade de Rio das Ostras (Siri) FPSO unit, estimated to increase annual cash flow from this unit by over 20 percent, commencing in the latter part of the fourth quarter 2010

•	Selected as preferred bidder for Tiro Sidon FPSO project in Brazil; contract negotiations in progress with Petrobras

•	Completed sale of three conventional tankers to Teekay Tankers and one FSO unit to Teekay Offshore; total proceeds of $213 million used to reduce Teekay Parent debt

•	As at June 30, 2010, current consolidated liquidity of $2.2 billion; $2.8 billion in total consolidated liquidity, including pre-arranged newbuilding financing
Hamilton, Bermuda, August 11, 2010 — Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported an adjusted net loss attributable to stockholders of Teekay(1) of $26.1 million, or $0.36 per share, for the quarter ended June 30, 2010, compared to an adjusted net loss of $21.8 million, or $0.30 per share, attributable to the stockholders of Teekay for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing the GAAP net loss by $127.1 million (or $1.74 per share) for the three months ended June 30, 2010 and decreasing GAAP net income by $181.2 million (or $2.49 per share) for the three months ended June 30, 2009, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $153.1 million, or $2.10 per share, for the quarter ended June 30, 2010, compared to net income attributable to the stockholders of Teekay of $159.4 million, or $2.19 per share, for the same period of the prior year. Net revenues(2) for the second quarter of 2010 increased to $478.2 million, compared to $469.5 million for the same period of the prior year.
For the six months ended June 30, 2010, the Company reported an adjusted net loss attributable to stockholders of Teekay(1) of $30.0 million, or $0.41 per share, compared to adjusted net loss attributable to the stockholders of Teekay of $10.9 million, or $0.15 per share, for the same period of the prior year. Adjusted net loss attributable to stockholders of Teekay excludes a number of specific items that had the net effect of increasing GAAP net loss by $137.2 million (or $1.88 per share) and decreasing GAAP net income by $251.7 million (or $3.45 per share), respectively, as detailed in Appendix A to this release. Including these items, the Company reported on a GAAP basis, net loss attributable to the stockholders of Teekay of $167.2 million, or $2.29 per share, for the six months ended June 30, 2010, compared to net income attributable to the stockholders of Teekay of $240.9 million, or $3.30 per share, for the same period of the prior year. Net revenues(2) for the six months ended June 30, 2010 were $970.6 million, compared to $995.4 million for the same period of the prior year.
On July 6, 2010, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended June 30, 2010. The cash dividend was paid on July 30, 2010, to all shareholders of record on July 16, 2010.

(1)
Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

(2)
Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

-more-

“We generated strong cash flow from vessel operations of $195 million in the second quarter. This is almost unchanged from the first quarter and reflects the combination of our significant stable fixed-rate business and the spot tanker market holding up relatively well in the second quarter,” commented Bjorn Moller, Teekay’s President and Chief Executive Officer. “The seasonal downturn in tanker rates in the third quarter to date, coupled with a heavier-than-usual summer maintenance schedule in our FPSO fleet, will affect our third quarter results before an expected return to full production in the fourth quarter.”
Mr. Moller continued, “Even though we have already achieved a 50 percent increase in our cash flow from vessel operations compared to one year ago, including a $29 million catch-up payment relating to the Foinaven FPSO contract amendment, our second quarter results do not yet fully reflect the progress we have made in improving the profitability of our existing assets, particularly in our Offshore business which is enjoying strong momentum. In April we announced the amendment to our contract for the Foinaven FPSO in the North Sea which is expected to result in $30 to $40 million of incremental annual cash flow through 2021; and in June we announced a seven-year contract extension for the Siri FPSO in Brazil which we estimate will result in over a 20 percent increase in annual cash flow from this unit, compared to the annualized 2010 cash flow to date, commencing in the latter part of the fourth quarter of 2010. We have also made further progress in our shuttle tanker fleet where we had another strong quarter with high utilization and we redeployed two of our shuttle tankers to Brazil on fixed-rate charters, bringing the total number of Teekay shuttle tankers operating in Brazil to 13 vessels. In addition, we secured improved contract terms on a number of existing North Sea shuttle tanker contracts. Going forward, we continue to see growing demand for Teekay’s Offshore services. We were recently selected by Petrobras as the preferred bidder for the Tiro Sidon FPSO project in Brazil and are currently in negotiations to conclude this contract with targeted commencement in 2012. We are also in negotiations for the employment of our Amundsen Class newbuilding shuttle tankers, due for delivery in the second half of 2010 and in 2011.”
Mr. Moller added, “Teekay continues to benefit from its unique daughter company structure through the steady appreciation in the value of our ownership share of our publicly-traded daughter companies and the significant reduction in net debt at the Teekay Parent level. During the most recent quarter, Teekay Tankers completed a public follow-on equity offering and used the net proceeds to partially finance the acquisition of three conventional tankers from the parent company. In July, Teekay LNG Partners completed a $51 million direct equity placement, and Teekay Tankers made an accretive $115 million investment in two first priority ship mortgage loans secured by two newbuilding VLCCs. As our daughter companies grow, Teekay Parent benefits from the increased cash distributions we receive from our daughter companies while also freeing up capital via the dropdown of assets to the daughters, capital which can be used to further reduce debt, invested in new profitable projects, returned to shareholders, or a combination thereof. Teekay is financially strong with over $2.8 billion of consolidated total liquidity and parent company net debt now down to approximately $550 million.”
-more-

Operating Results
The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay, excluding results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers, referred to herein as Teekay Parent. A brief description of each entity and an analysis of its respective financial results follows the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended June 30, 2010
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	181,011	91,353	31,133	215,650		(40,919)	478,228
Vessel operating expense	56,613	22,041	9,239	62,899		—	150,792
Time-charter hire expense	23,424	—	—	85,601		(40,919)	68,106
Depreciation and amortization	44,151	22,407	9,781	34,895		—	111,234

Cash flow from vessel operations(1)(2)	89,053	65,428	19,062	21,521	(3)	—	195,064

Net debt(4)	1,520,865	1,501,521	316,775	555,426		—	3,894,587

	Three Months Ended June 30, 2009
	(unaudited)
	Teekay						Teekay
	Offshore	Teekay LNG	Teekay	Teekay		Consolidation	Corporation
(in thousands of U.S. dollars)	Partners LP	Partners LP	Tankers Ltd.	Parent		Adjustments	Consolidated
Net revenues	174,884	82,211	37,615	219,908		(45,070)	469,548
Vessel operating expense	58,306	18,473	9,829	57,396		—	144,004
Time-charter hire expense	29,144	—	—	132,377		(45,070)	116,451
Depreciation and amortization	40,221	20,506	9,799	37,666		—	108,192

Cash flow from vessel operations(1)(2)	58,262	52,911	18,694	(181	)(3)	—	129,686

Net debt(4)	1,395,230	1,411,957	289,453	1,082,050		—	4,178,690

(1)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains and losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

(2)
Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

(3)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2010 and 2009, Teekay Parent received daughter company dividends and distributions, totaling $47.1 million and $42.2 million, respectively. The dividends and distributions received by Teekay Parent also include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

(4)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
-more-

Teekay Offshore Partners L.P.
Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry. Through its 51 percent ownership interest in Teekay Offshore Operating L.P. (OPCO), Teekay Offshore operates a fleet of 32 shuttle tankers (including six chartered-in vessels), four floating storage and offtake (FSO) units and 11 conventional oil tankers. Teekay Offshore also has direct ownership interests in two shuttle tankers, two FSO units, and one floating, production, storage and offloading (FPSO) unit, and has the right to participate in certain other FPSO and other vessel opportunities. As at June 30, 2010, Teekay Parent directly owned the remaining 49 percent interest in OPCO, as well as a 35.9 percent interest in Teekay Offshore (including the two percent sole general partner interest).
Cash flow from vessel operations from Teekay Offshore increased to $89.1 million in the second quarter of 2010, from $58.3 million in the same period of the prior year. This increase was primarily due to the acquisition from Teekay of the Petojarl Varg FPSO in September 2009 and the Falcon Spirit FSO in April 2010, as well as lower vessel operating expenses relating mainly to crewing costs, lower time-charter hire expense, and an increase in net revenues due to higher utilization and charter rate improvements in the shuttle fleet.
For the second quarter of 2010, Teekay Offshore’s quarterly distribution was $0.475 per unit. As a result, quarterly cash distributions received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $8.2 million as detailed in Appendix D to this release.
Teekay LNG Partners L.P.
Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services under long-term, fixed-rate time-charter contracts with major energy and utility companies through its current fleet of 15 LNG carriers, three LPG carriers and 11 conventional tankers. In addition, Teekay LNG expects to take delivery of three newbuilding LPG carriers in 2010 and 2011. Teekay Parent currently owns a 47.7 percent interest in Teekay LNG (including the two percent sole general partner interest).
Cash flow from vessel operations from Teekay LNG during the second quarter of 2010, increased to $65.4 million from $52.9 million in the same period of the prior year. This increase was primarily due to the acquisition of the Tangguh LNG carriers in August 2009 and the delivery of the second Skaugen LPG carrier in November 2009.
The increase in cash flow from vessel operations was also due to the acquisition of two Suezmax tankers and one Handymax Product tanker from Teekay Parent in March 2010. This was partially offset by an increase in the number of scheduled drydocking days in the second quarter of 2010 and a decrease in the daily charter rates (which are linked to LIBOR) of certain conventional tankers in the fleet.
In July 2010, Teekay LNG completed the direct placement of new common units to a large institutional investor. Net proceeds, including the general partner’s proportionate capital contribution, totaled approximately $51 million and were used to repay outstanding amounts under Teekay LNG’s revolving credit facilities, which may be redrawn to finance future vessel acquisitions.
For the second quarter of 2010, Teekay LNG’s quarterly distribution was $0.60 per unit. As a result, quarterly cash distributions received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG were $17.5 million as detailed in Appendix D to this release.
Teekay Tankers Ltd.
Teekay Tankers currently owns a fleet of nine Aframax tankers and five Suezmax tankers. Nine of the 14 vessels are currently employed on fixed-rate time charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in Teekay’s spot tanker pools. Based on the existing fleet employment profile, approximately 65 percent of Teekay Tankers’ revenue days for the remainder of 2010 are under fixed-rate charters. Teekay Parent currently owns a 37.1 percent interest in Teekay Tankers (including 100 percent of the outstanding Class B common shares, which with its current ownership of Class A common shares, provides Teekay voting control of Teekay Tankers).
-more-

Cash flow from vessel operations from Teekay Tankers increased to $19.1 million in the second quarter of 2010, from $18.7 million in the same period of the prior year, primarily due to the acquisition of two Suezmax tankers and one Aframax tanker in April and May 2010 as described below.
In April 2010, Teekay Tankers completed a follow-on public offering of 8.8 million Class A common shares and a concurrent private placement of to Teekay Parent of 2.6 million Class A common shares, raising net proceeds of $135.2 million. Teekay Tankers used the net proceeds, in addition to approximately $33.5 million of its existing revolving credit facility, to finance the acquisition from Teekay Parent of two Suezmax tankers, the Yamuna Spirit and the Kaveri Spirit, and one Aframax tanker, the Helga Spirit, for a total purchase price of $168.7 million.
In April 2010, Teekay Tankers sold a 1995-built Aframax tanker, the Falster Spirit, to a third party for proceeds of $17 million.
In July 2010, Teekay Tankers loaned for three years a total of $115 million to another shipping company, with the loans secured by two Very Large Crude Carrier (VLCC) newbuildings. The term loans earn an annual interest rate of 9.0 percent and include a repayment premium feature which provides Teekay Tankers with a total yield of approximately 10 percent per annum. Teekay Tankers financed the loans using a portion of its undrawn revolving credit facility, which bears interest at a rate of LIBOR plus 0.60 percent.
Teekay Parent
In addition to its equity ownership interests in Teekay Offshore, Teekay LNG and Teekay Tankers, Teekay Parent directly owns a substantial fleet of vessels. As at June 30, 2010, this included 20 conventional tankers, four FPSOs, a 33 percent interest in four newbuilding LNG carriers under construction and four Aframax shuttle tanker newbuildings under construction. In addition, as at June 30, 2010, Teekay Parent had 31 chartered-in conventional tankers (including 10 vessels owned by its subsidiaries), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in shuttle tankers owned by OPCO.
For the second quarter of 2010, Teekay Parent’s cash flow from vessel operations increased to $21.5 million, from ($0.2) million in the same period of the prior year. During the first quarter of 2010, Teekay signed a contract amendment for the Foinaven FPSO unit which resulted in a $30 million catch-up payment recognized in the first quarter of 2010. The second and final catch-up payment of $29 million was recognized in the second quarter of 2010. In addition, Teekay Parent’s time-charter hire expense declined as a result of its redelivery of 13 in-chartered vessels during the 12 months ended June 30, 2010. These factors were partially offset by the sale of the Petrojarl Varg FPSO unit to Teekay Offshore in September 2009, the sale of two Suezmax tankers and one Handymax Product tanker to Teekay LNG in March 2010, the sale of two Suezmax tankers and one Aframax tanker to Teekay Tankers in April and May 2010, and a decrease of 1,496 spot revenue days, partially offset by higher average spot tanker rates compared to the second quarter of 2009.
Tanker Market
Average freight rates for crude oil tankers during the second quarter of 2010 were relatively unchanged from the previous quarter, in contrast to the seasonal decline which typically occurs at the end of the winter season. Second quarter tanker rate strength was primarily driven by the continued recovery in global oil demand, led by China, where crude oil imports reached a record high of 5.4 million barrels per day (mb/d) in June 2010. Large crude oil tanker rates were aided by the temporary removal from the active trading fleet of approximately 25 VLCCs to be used as floating storage off the coast of Iran while the Suezmax sector was supported by strong Asian demand for crude oil sourced from West Africa, a relatively ton-mile intensive trade route.
The world tanker fleet grew by 11.9 million deadweight tonnes (mdwt), or approximately 2.7 percent, in the first half of 2010. This compares to fleet growth of 20.3 mdwt, or 5.0 percent, in the same period of 2009. A higher level of fleet removals compared to recent years has dampened tanker fleet growth in 2010 to date. In total, 10.6 mdwt of tanker capacity was removed for scrapping or conversion in the first half of the year. The ongoing phase-out of the world’s remaining single-hull tankers should continue to dampen tanker fleet growth in the near- to medium-term.
Tanker freight rates have declined during the third quarter to date due to seasonal factors such as increased oil field maintenance in the North Sea, and the unwinding of floating storage contracts which has the effect of increasing the actively trading tanker fleet.
-more-

In July 2010, the International Monetary Fund (IMF) raised its forecast for global GDP growth in 2010 from 4.2 percent to 4.6 percent, its fifth upward revision since its April 2009 forecast of 1.9 percent GDP growth. The International Energy Agency (IEA) is forecasting 2010 global oil demand of 86.5 mb/d which constitutes growth of 1.8 mb/d, or 2.1 percent, over 2009 levels, the fastest rate of oil demand growth since 2004. China is expected to account for approximately 40 percent of global oil demand growth this year.
Teekay Parent Conventional Tanker Fleet Performance
The table below highlights the operating performance of Teekay Parent’s owned and in-chartered conventional tankers participating in the Company’s commercial tonnage pools and vessels on period out-charters with an initial term greater than one year, measured in net revenues per revenue day or time-charter equivalent (TCE) rates. Revenue days represent the total number of vessel calendar days less off-hire associated with major repairs, drydockings, or mandated surveys.

	Three Months Ended
	June 30,	March 31,	June 30,
	2010	2010	2009
Suezmax
Gemini Suezmax Pool average spot TCE rate (1)	$30,937	$31,940	$24,633
Spot revenue days (2)(3)	542	609	683
Average time-charter rate (4)(5)	$27,079	$27,385	$41,544
Time-charter revenue days (3)(4)	739	962	632

Aframax
Teekay Aframax Pool average spot TCE rate (1)(6)(7)	$19,928	$17,824	$16,475
Spot revenue days (2)(3)	1,570	1,797	2,769
Average time-charter rate (5)	$24,513	$26,131	$27,286
Time-charter revenue days (3)	1,072	1,070	1,150

LR2
Taurus LR2 Pool average spot TCE rate (1)(6)	$15,257	$15,998	$17,721
Spot revenue days (2)(3)	361	360	398
Average time-charter rate (5)	—	—	$32,000
Time-charter revenue days (3)	—	—	11

MR
MR product tanker average spot TCE rate (1)	$9,721	$9,729	$15,278
Spot revenue days (2)(3)	151	135	270
Average product tanker time-charter rate (5)	$26,752	$26,312	$24,897
Time-charter revenue days (3)	269	371	530

(1)	Average spot rates include short-term time-charters and fixed-rate contracts of affreightment that are initially under a year in duration and third-party vessels trading in the pools

(2)	Spot revenue days include total owned and in-chartered vessels in the Teekay Parent fleet, but exclude pool vessels commercially managed on behalf of third parties.

(3)
Average time-charter days are adjusted to reflect the vessel-equivalent number of days in the respective period that any synthetic time-charters (STCs) or forward freight agreements (FFAs) were in effect. For vessel classes in which STCs and FFAs are in effect, a corresponding reduction in spot revenue days is made in each of the respective periods.

(4)	Includes one VLCC on time-charter until March 11, 2011 at a TCE rate of $47,000 per day.

(5)
Average time-charter rates include realized gains and losses of STCs and FFAs, bunker hedges, short-term time-charters, and fixed-rate contracts of affreightment that are initially one year in duration or greater.

(6)	Excludes pool vessels greater than 15 years-old.

(7)
Including items outside of the pool (vessels greater than 15 years-old and realized results of bunker hedging, STCs and FFAs), the average Teekay Aframax spot TCE rate was $18,232 per day, $19,441 per day and $16,892 per day for the three months ended June 30, 2010, March 31, 2010 and June 30, 2009, respectively.

-more-

Fleet List
As at July 31, 2010, Teekay’s consolidated fleet consisted of 151 vessels, including chartered-in vessels, newbuildings under construction but excluding vessels managed for third parties, as summarized in the following table:

	Number of Vessels(1)
	Owned	Chartered-in
	Vessels	Vessels	Newbuildings	Total
Teekay Parent Fleet(2)
Spot-rate:
Aframax Tankers(3)	—	9	—	9
Suezmax Tankers	6	3	—	9
LR2 Product Tankers	3	1	—	4

Total Teekay Parent Spot Fleet	9	13	—	22

Fixed-rate:
Aframax Tankers(3)	4	6	—	10
Suezmax Tankers	3	1	—	4
VLCC Tankers	—	1	—	1
MR Product Tankers	4	—	—	4
LNG Carriers(4)	—	—	4	4
Shuttle Tankers(5)	1	—	3	4
FPSO Units	4	—	—	4

Total Teekay Parent Fixed-rate Fleet	16	8	7	31

Total Teekay Parent Fleet	25	21	7	53

Teekay Offshore Fleet(6)(7)	46	6	—	52

Teekay LNG Fleet	29	—	3	32

Teekay Tankers Fleet	14	—	—	14

Total Teekay Consolidated Fleet	114	27	10	151

(1)	Excludes vessels managed on behalf of third parties.

(2)	Excludes the fleet of OPCO, which is owned 51 percent by Teekay Offshore and 49 percent by Teekay Parent. All of OPCO’s 47 vessels are included within the Teekay Offshore fleet.

(3)	Excludes nine vessels chartered-in from Teekay Offshore Partners and one vessel chartered-in from Teekay Tankers.

(4)	Excludes two LNG carriers chartered-in from Teekay LNG.

(5)	Excludes two shuttle tankers chartered-in from OPCO.

(6)	Includes five shuttle tankers in which OPCO’s ownership is 50 percent and three shuttle tankers in which OPCO’s ownership is 67 percent.

(7)	Includes one FSO in which Teekay Offshore’s ownership is 89 percent.
-more-

Liquidity and Capital Expenditures
As at June 30, 2010, Teekay had consolidated liquidity of $2.2 billion, consisting of $641.5 million cash and approximately $1.6 billion of undrawn revolving credit facilities, of which $1.3 billion, consisting of $459.9 million cash and $806.6 million of undrawn revolving credit facilities, is attributable to Teekay Parent. Including pre-arranged newbuilding financing, Teekay’s total consolidated liquidity was approximately $2.8 billion.
The Company’s remaining capital commitments relating to its portion of newbuildings were as follows as at June 30, 2010:

(in millions)	2010	2011	2012	Total
Teekay Offshore	—	—	—	—
Teekay LNG	$52	$18	—	$70
Teekay Tankers	—	—	—	—
Teekay Parent	$199	$320	$45	$564

Total Teekay Corporation Consolidated	$251	$338	$45	$634

As indicated above, the Company had total capital expenditure commitments of approximately $634 million remaining as at June 30, 2010. Financing for all of these capital expenditure commitments has been pre-arranged.
Conference Call
The Company plans to host a conference call on August 12, 2010 at 11:00 a.m. (ET) to discuss its results for the second quarter of 2010. An accompanying investor presentation will be available on Teekay’s Web site at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:
•	By dialing (866) 321-6651 or (416) 642-5212, if outside North America, and quoting conference ID code 7687940.

•	By accessing the webcast, which will be available on Teekay Tankers’ Web site at www.teekay.com (the archive will remain on the Web site for a period of 30 days).
The conference call will be recorded and available until Thursday, August 19, 2010. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7687940.
-more-

About Teekay
Teekay Corporation transports more than 10 percent of the world’s seaborne oil, has built a significant presence in the liquefied natural gas shipping sector through its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP), is further growing its operations in the offshore oil production, storage and transportation sector through its publicly-listed subsidiary, Teekay Offshore Partners L.P. (NYSE: TOO), and continues to expand its conventional tanker business through its publicly-listed subsidiary, Teekay Tankers Ltd. (NYSE: TNK). With a fleet of over 150 vessels, offices in 16 countries and approximately 6,100 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.
Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Kent Alekson
Tel: +1 (604) 844-6654
For Media enquiries contact:
Alana Duffy
Tel: +1 (604) 844-6631
Web site: www.teekay.com
-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

REVENUES (1)	544,947	564,537	532,473	1,109,484	1,149,024

OPERATING EXPENSES
Voyage expenses (1)	66,719	72,198	62,925	138,917	153,594
Vessel operating expenses (1)(2)(3)	150,792	154,535	144,004	305,327	296,764
Time-charter hire expense	68,106	70,913	116,451	139,019	253,279
Depreciation and amortization	111,234	108,230	108,192	219,464	214,745
General and administrative (1)(2)(3)	50,256	48,091	49,220	98,347	96,928
Loss (gain) on sale of vessels and equipment, net of write-downs	22	760	(11,083)	782	(10,125)
Restructuring charges	4,195	3,783	5,003	7,978	10,561

	451,324	458,510	474,712	909,834	1,015,746

Income from vessel operations	93,623	106,027	57,761	199,650	133,278

OTHER ITEMS
Interest expense (1)	(33,926)	(32,152)	(37,280)	(66,078)	(81,470)
Interest income (1)	2,209	4,274	5,023	6,483	11,701
Realized and unrealized (loss) gain on derivative instruments (1)	(219,225)	(87,847)	157,485	(307,072)	204,730
Income tax recovery (expense)	5,147	7,307	4,598	12,454	(1,270)
Equity (loss) income from joint ventures (1)	(21,827)	(2,666)	27,380	(24,493)	38,802
Foreign exchange gain (loss)	27,488	29,026	(25,165)	56,514	(13,853)
Other income (loss) — net	1,092	(10,038)	3,823	(8,946)	6,481

Net (loss) income	(145,419)	13,931	193,625	(131,488)	298,399
Less: Net income attributable to non-controlling interests	(7,729)	(27,933)	(34,266)	(35,662)	(57,535)

Net (loss) income attributable to stockholders of Teekay Corporation	(153,148)	(14,002)	159,359	(167,150)	240,864

(Loss) earnings per common share of Teekay
- Basic	($2.10)	($0.19)	$2.20	($2.29)	$3.32
- Diluted	($2.10)	($0.19)	$2.19	($2.29)	$3.30
Weighted-average number of common shares outstanding
- Basic	72,961,471	72,788,591	72,535,899	72,875,508	72,526,101
- Diluted	72,961,471	72,788,591	72,798,023	72,875,508	72,887,474

(1)
Realized and unrealized gains and losses related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized gains (losses) relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

-more-

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009
Realized (losses) gains relating to:
Interest rate swaps	(40,634)	(38,586)	(29,528)	(79,220)	(50,416)
Foreign currency forward contracts
Vessel operating expenses	(1,037)	(356)	(2,407)	(1,394)	(5,845)
General and administrative expenses	15	33	(41)	49	(2,100)
Bunkers and FFAs	(2,207)	(2,149)	4,294	(4,356)	2,005

	(43,863)	(41,058)	(27,682)	(84,921)	(56,356)

Unrealized (losses) gains relating to:
Interest rate swaps	(164,032)	(45,806)	182,471	(209,838)	245,447
Foreign currency forward contracts	(8,836)	(3,217)	6,416	(12,053)	13,167
Bunkers, FFAs and other	(2,494)	2,234	(3,720)	(260)	2,472

	(175,362)	(46,789)	185,167	(222,151)	261,086

Total realized and unrealized (losses) gains on non-designated derivative instruments	(219,225)	(87,847)	157,485	(307,072)	204,730

In addition, equity income (loss) from joint ventures includes net unrealized gains (losses) from non-designated interest rate swaps held within the joint ventures of $(24.6) million, $(6.1) million and $25.5 million for the three months ended June 30, 2010, March 31, 2010, and June 30, 2009, respectively, and $(30.7) million and $33.3 million for the six months ended June 30, 2010 and June 30, 2009, respectively.

(2)
The Company has entered into foreign currency forward contracts, which are economic hedges of vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss), as detailed in the table below:

	Three Months Ended			Six Months Ended
	June 30,	March 31,	June 30,	June 30,	June 30,
	2010	2010	2009	2010	2009
Vessel operating expenses	(1,433)	(2,082)	6,919	(3,515)	6,696
General and administrative	(844)	(892)	1,692	(1,736)	3,689

(3)
Effective January 1, 2010, crew training costs of $3.2 million, $3.0 million and $3.5 million for the three months ended June 30, 2010, March 31, 2010, and June 30, 2009, respectively, and $6.2 million and $6.9 million for the six months ended June 30, 2010 and June 30, 2009, respectively, previously recorded in general and administrative expenses, are now recorded in vessel operating expenses. The comparative periods presented have been reclassified to conform to the current period presentation.

-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEET
(in thousands of U.S. dollars)

	As at June 30,	As at March 31,	As at December 31
	2010	2010	2009
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	641,467	635,361	422,510
Other current assets	359,810	357,360	338,344
Restricted cash — current	33,601	35,001	36,068
Restricted cash — long-term	564,265	573,256	579,243
Vessels held for sale	—	16,725	10,250
Vessels and equipment	6,546,898	6,624,385	6,697,385
Advances on newbuilding contracts	215,407	176,680	138,212
Derivative assets	93,901	48,044	48,115
Investment in joint ventures	126,623	137,422	139,790
Investment in direct financing leases	502,792	510,516	512,412
Other assets	173,117	176,178	178,042
Intangible assets	200,181	206,437	213,870
Goodwill	203,191	203,191	203,191

Total Assets	9,661,253	9,700,556	9,517,432

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	333,281	316,062	346,999
Other current liabilities	30	130	1,294
Current portion of long-term debt	324,124	283,714	272,225
Long-term debt	4,809,796	5,023,953	4,931,216
Derivative liabilities	651,522	412,093	359,479
In process revenue contracts	219,537	230,925	244,360
Other long-term liabilities	251,918	242,589	266,189
Redeemable non-controlling interest	42,676	43,133	—
Equity:
Non-controlling interests	978,942	918,642	855,580
Stockholders of Teekay	2,049,427	2,229,315	2,240,090

Total Liabilities and Equity	9,661,253	9,700,556	9,517,432

-more-

TEEKAY CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Six Months Ended
	June 30
	2010	2009
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	220,314	229,268

FINANCING ACTIVITIES
Net proceeds from long-term debt	833,159	296,560
Scheduled repayments of long-term debt	(110,100)	(137,777)
Prepayments of long-term debt	(741,898)	(642,500)
(Increase) decrease in restricted cash	(1,769)	5,805
Net proceeds from the public offering of Teekay LNG	—	67,095
Net proceeds from the public offering of Teekay Offshore	94,491	—
Net proceeds from the public offering of Teekay Tankers	103,036	65,556
Cash dividends paid	(46,058)	(45,861)
Distribution from subsidiaries to non-controlling interests	(73,736)	(53,093)
Other	2,437	160

Net financing cash flow	59,562	(444,055)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(92,428)	(344,888)
Proceeds from sale of vessels and equipment	27,591	198,837
Loans to joint ventures	(4,868)	(1,420)
Other	8,786	20,764

Net investing cash flow	(60,919)	(126,707)

Increase (decrease) in cash and cash equivalents	218,957	(341,494)
Cash and cash equivalents, beginning of the period	422,510	814,165

Cash and cash equivalents, end of the period	641,467	472,671

-more-

TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income and net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2010		June 30, 2010
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net loss — GAAP basis	(145,419)		(131,488)
Adjust for: Net income attributable to non-controlling interests	(7,729)		(35,662)

Net loss attributable to stockholders of Teekay	(153,148)	(2.10)	(167,150)	(2.29)
Add (subtract) specific items affecting net (loss) income:
Unrealized losses from derivative instruments (2)	202,236	2.77	258,100	3.54
Foreign currency exchange gains (3)	(27,488)	(0.38)	(56,514)	(0.77)
Deferred income tax recovery on unrealized foreign exchange losses	(10,997)	(0.15)	(14,206)	(0.19)
Restructuring charge (4)	4,195	0.06	7,978	0.11
Loss on sale of vessels and equipment	22	—	782	0.01
Retroactive component of revenue recognized from contract amendment (5)	(29,200)	(0.40)	(59,200)	(0.81)
Loss on bond repurchases (8.875 percent notes due 2011)	537	0.01	12,645	0.17
Adjustments to carrying value of certain capitalized drydocking expenditures	2,394	0.03	2,394	0.03
Non-recurring adjustments to tax accruals	6,842	0.09	6,842	0.09
Other (6)	739	0.01	739	0.01
Non-controlling interests’ share of items above	(22,219)	(0.30)	(22,387)	(0.31)

Total adjustments	127,061	1.74	137,173	1.88

Adjusted net loss attributable to stockholders of Teekay	(26,087)	(0.36)	(29,977)	(0.41)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Restructuring charges relate to crew changes, reflagging of certain vessels, and global staffing changes.

(5)	Reflects the retroactive component of revenue recognized in the three and six months ended June 30, 2010 related to the signing of the Foinaven FPSO contract amendment on March 30, 2010.

(6)	Relates to write-off of capitalized loan costs upon prepayments of long-term debt.
-more-

TEEKAY CORPORATION
APPENDIX A — SPECIFIC ITEMS AFFECTING NET (LOSS) INCOME
(in thousands of U.S. dollars, except per share data)
Set forth below is a reconciliation of the Company’s unaudited adjusted net (loss) income attributable to the stockholders of Teekay, a non-GAAP financial measure, to net income and net (loss) income attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net (loss) income attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Six Months Ended
	June 30, 2009		June 30, 2009
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income — GAAP basis	193,625		298,399
Adjust for: Net income attributable to non-controlling interests	(34,266)		(57,535)

Net income attributable to stockholders of Teekay	159,359	2.19	240,864	3.30
Add (subtract) specific items affecting net income:
Unrealized gains from derivative instruments (2)	(219,251)	(3.02)	(304,741)	(4.18)
Foreign currency exchange losses (3)	25,165	0.35	13,853	0.19
Deferred income tax expense on unrealized foreign exchange gains (4)	1,904	0.03	10,268	0.14
Restructuring charge (5)	5,003	0.07	10,561	0.15
Gains on sale of vessels and equipment	(29,845)	(0.41)	(29,963)	(0.41)
Write-down of vessels and equipment	18,762	0.26	19,838	0.26
Other (6)	(637)	(0.01)	(205)	0.01
Non-controlling interests’ share of items above	17,725	0.24	28,658	0.39

Total adjustments	(181,174)	(2.49)	(251,731)	(3.45)

Adjusted net loss attributable to stockholders of Teekay	(21,815)	(0.30)	(10,867)	(0.15)

(1)	Fully diluted per share amounts.

(2)
Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income (loss) from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.

(3)
Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and deferred tax liability denominated in Norwegian Kroner. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.

(4)	Primarily due to deferred income tax related to unrealized foreign exchange gains and losses.

(5)	Restructuring charges relate to the reorganization of certain of the Company’s operational functions and the reflagging of certain of the Company’s shuttle tankers.

(6)	Primarily relates to non-recurring adjustments to tax accruals.
-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY BALANCE SHEET AS AT JUNE 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total
ASSETS
Cash and cash equivalents	101,953	70,999	8,653	459,862	—	641,467
Other current assets	111,698	24,638	10,272	213,202	—	359,810
Restricted cash (current & non-current)	—	594,419	—	3,447	—	597,866
Vessels and equipment	1,885,335	1,989,093	679,803	1,992,667	—	6,546,898
Advances on newbuilding contracts	10	59,268	—	156,129	—	215,407
Derivative assets	416	90,958	—	2,527	—	93,901
Investment in joint ventures	—	89,888	—	36,735	—	126,623
Investment in direct financing lease	83,657	418,774	—	361	—	502,792
Other assets	25,674	23,987	3,421	120,035	—	173,117
Advances to affiliates	12,430	4,915	9,147	(26,492)	—	—
Equity investment in subsidiaries	—	—	—	678,423	(678,423)	—
Intangibles and goodwill	159,939	163,742	10,908	68,783	—	403,372

TOTAL ASSETS	2,381,112	3,530,681	722,204	3,705,679	(678,423)	9,661,253

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	75,786	60,079	14,719	182,697	—	333,281
Other current liabilities	—	30	—	—	—	30
Advances from affiliates	46,294	106,381	1,458	(154,133)	—	—
Current portion of long-term debt	161,228	115,233	3,600	44,063	—	324,124
Long-term debt	1,461,590	2,051,706	321,828	974,672	—	4,809,796
Derivative liabilities	130,557	243,401	20,601	256,963	—	651,522
In-process revenue contracts	—	—	531	219,006	—	219,537
Other long-term liabilities	20,010	100,156	—	131,752	—	251,918
Redeemable non-controlling interest	42,676	—	—	—	—	42,676
Equity:
Non-controlling interests (1)	42,098	3,705	—	1,232	931,907	978,942
Equity attributable to stockholders/ unitholders of publicly-listed entities	400,873	849,990	359,467	2,049,427	(1,610,330)	2,049,427

TOTAL LIABILITIES AND EQUITY	2,381,112	3,530,681	722,204	3,705,679	(678,423)	9,661,253

NET DEBT (2)	1,520,865	1,501,521	316,775	555,426	—	3,894,587

(1)
Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.

(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.
-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF (LOSS) INCOME FOR THE THREE MONTHS ENDED JUNE 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Voyage revenues	215,960	91,846	31,917	252,449	(47,225)	544,947

Voyage expenses	34,949	493	784	36,799	(6,306)	66,719
Vessel operating expenses	56,613	22,041	9,239	62,899	—	150,792
Time-charter hire expense	23,424	—	—	85,601	(40,919)	68,106
Depreciation and amortization	44,151	22,407	9,781	34,895	—	111,234
General and administrative	14,879	5,037	1,746	28,594	—	50,256
(Gain) loss on sale of vessels and equipment, net of write-downs	—	—	(37)	59	—	22
Restructuring charge	—	126	—	4,069	—	4,195

Total operating expenses	174,016	50,104	21,513	252,916	(47,225)	451,324

Income (loss) from vessel operations	41,944	41,742	10,404	(467)	—	93,623

Net interest expense	(7,083)	(9,891)	(1,936)	(12,807)	—	(31,717)
Realized and unrealized loss on derivative instruments	(56,036)	(45,549)	(6,705)	(110,935)	—	(219,225)
Income tax recovery (expense)	10,378	(222)	—	(5,009)	—	5,147
Equity loss from joint ventures	—	(2,930)	—	(18,897)	—	(21,827)
Equity in earnings of subsidiaries (1)	—	—	—	3,720	(3,720)	—
Foreign exchange (loss) gain	(1,200)	36,635	5	(7,952)	—	27,488
Other — net	1,590	105	—	(603)	—	1,092

Net (loss) income	(10,407)	19,890	1,768	(152,950)	(3,720)	(145,419)
Less: Net loss (income) attributable to non-controlling interests (2)	(597)	2,818	—	(198)	(9,752)	(7,729)

Net (loss) income attributable to stockholders/unitholders of publicly-listed entities	(11,004)	22,708	1,768	(153,148)	(13,472)	(153,148)

CASH FLOW FROM VESSEL OPERATIONS (3)	89,053	65,428	19,062	21,521 (4)	—	195,064

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the three months ended June 30, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $47.1 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

-more-

TEEKAY CORPORATION
APPENDIX B — SUPPLEMENTAL FINANCIAL INFORMATION
SUMMARY STATEMENT OF INCOME (LOSS) FOR THE SIX MONTHS ENDED JUNE 30, 2010
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Teekay	Consolidation
	Offshore	LNG	Tankers	Parent	Adjustments	Total

Voyage revenues	437,390	184,338	66,519	517,645	(96,408)	1,109,484

Voyage expenses	69,903	634	1,551	78,786	(11,957)	138,917
Vessel operating expenses	115,021	43,069	19,848	127,389	—	305,327
Time-charter hire expense	48,462	—	—	175,008	(84,451)	139,019
Depreciation and amortization	85,386	44,562	19,869	69,647	—	219,464
General and administrative	29,688	10,429	4,023	54,207	—	98,347
(Gain) loss on sale of vessels and equipment, net of write-downs	—	—	(37)	819	—	782
Restructuring charge	119	175	—	7,684	—	7,978

Total operating expenses	348,579	98,869	45,254	513,540	(96,408)	909,834

Income from vessel operations	88,811	85,469	21,265	4,105	—	199,650

Net interest expense	(15,253)	(20,788)	(3,596)	(19,958)	—	(59,595)
Realized and unrealized loss on derivative instruments	(78,160)	(72,364)	(9,363)	(147,185)	—	(307,072)
Income tax recovery (expense)	17,465	(36)	—	(4,975)	—	12,454
Equity loss from joint ventures	—	(1,613)	—	(22,880)	—	(24,493)
Equity in earnings of subsidiaries (1)	—	—	—	40,133	(40,133)	—
Foreign exchange (loss) gain	(561)	59,856	9	(2,790)	—	56,514
Other — net	3,942	389	(352)	(12,925)	—	(8,946)

Net income (loss)	16,244	50,913	7,963	(166,475)	(40,133)	(131,488)
Less: Net (income) loss attributable to non-controlling interests (2)	(1,305)	2,549	—	(675)	(36,231)	(35,662)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	14,939	53,462	7,963	(167,150)	(76,364)	(167,150)

CASH FLOW FROM VESSEL OPERATIONS (3)	178,166	128,244	35,522	57,236 (4)	—	399,168

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.

(2)
Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of the respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries. Commencing in 2009, the Company’s net income (loss) includes income (loss) attributable to non-controlling interests.

(3)
Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write-downs, gains or losses on the sale of vessels and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Company’s Web site at www.teekay.com for a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable GAAP financial measure.

(4)
In addition to Teekay Parent’s cash flow from vessel operations, Teekay Parent also receives cash dividends and distributions from its daughter public companies. For the six months ended June 30, 2010, Teekay Parent received daughter company cash dividends and distributions totaling $99.3 million. The dividends and distributions received by Teekay Parent include those made with respect to its general partner interests in Teekay Offshore and Teekay LNG and its 49% interest in Teekay Offshore Operating L.P., which is controlled by Teekay Offshore. Please refer to Appendix D to this release for further details.

-more-

TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Voyage revenues	95,968	46,149	102,266	8,066	252,449

Voyage expenses	36,799	—	—	—	36,799
Vessel operating expenses	10,205	11,730	38,161	2,803	62,899
Time-charter hire expense	45,153	21,610	6,511	12,327	85,601
Depreciation and amortization	10,800	4,626	18,632	837	34,895
General and administrative	13,055	8,158	7,207	174	28,594
Loss on sale of vessels and equipment, net of write-downs	—	59	—	—	59
Restructuring charge	3,841	228	—	—	4,069

Total operating expenses	119,853	46,411	70,511	16,141	252,916

Income (loss) from vessel operations	(23,885)	(262)	31,755	(8,075)	(467)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	(23,885)	(262)	31,755	(8,075)	(467)
Depreciation and amortization	10,800	4,626	18,632	837	34,895
Loss on sale of vessels and equipment, net of write-downs	—	59	—	—	59
Amortization of in process revenue contracts and other	—	(158)	(11,230)	—	(11,388)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	—	183	42	—	225
Realized losses from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	(2,468)	(421)	—	(2,889)
Dropdown predecessor cash flow (2)	296	790	—	—	1,086

CASH FLOW FROM VESSEL OPERATIONS	(12,789)	2,770	38,778	(7,238)	21,521

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSO units owned by Teekay Offshore.

(2)
Represents the cash flow from vessel operations for the three months ended June 30, 2010 relating to assets acquired from Teekay Parent prior to their acquisition by Teekay LNG, as these cash flows are excluded from the cash flow from vessel operations of Teekay LNG.

-more-

TEEKAY CORPORATION
APPENDIX C — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT SUMMARY OPERATING RESULTS
FOR THE SIX MONTHS ENDED ENDED JUNE 30, 2010
(in thousands of U.S. dollars)
(unaudited)
Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Spot	Fixed-rate			Teekay
	Conventional	Conventional			Parent
	Tanker	Tanker	FPSO	Other (1)	Total

Voyage revenues	203,738	92,317	208,204	13,386	517,645

Voyage expenses	78,740	46	—	—	78,786
Vessel operating expenses	27,060	20,632	74,751	4,946	127,389
Time-charter hire expense	94,788	44,229	12,632	23,359	175,008
Depreciation and amortization	20,993	10,104	37,260	1,290	69,647
General and administrative	23,054	14,861	16,033	259	54,207
Loss on sale of vessels and equipment, net of write-downs	—	819	—	—	819
Restructuring charge	7,239	445	—	—	7,684

Total operating expenses	251,874	91,136	140,676	29,854	513,540

Income (loss) from vessel operations	(48,136)	1,181	67,528	(16,468)	4,105

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	(48,136)	1,181	67,528	(16,468)	4,105
Depreciation and amortization	20,993	10,104	37,260	1,290	69,647
Loss on sale of vessels and equipment, net of write-downs	—	819	—	—	819
Amortization of in process revenue contracts and other	—	(493)	(24,330)	—	(24,823)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	496	671	174	—	1,341
Realized losses from the settlements of non-designated foreign exchange forward contracts/bunkers/FFAs	—	(4,695)	(511)	—	(5,206)
Dropdown predecessor cash flow (2)	2,052	7,851	—	1,450	11,353

CASH FLOW FROM VESSEL OPERATIONS	(24,595)	15,438	80,121	(13,728)	57,236

(1)	Results of two chartered-in LNG carriers owned by Teekay LNG, two chartered-in FSO units owned by Teekay Offshore and one FSO unit owned by Teekay Parent.

(2)
Represents the cash flow from vessel operations for the six months ended June 30, 2010 relating to assets acquired from Teekay Parent prior to their acquisition by Teekay LNG, as these cash flows are excluded from the cash flow from vessel operations of Teekay LNG.

-more-

TEEKAY CORPORATION
APPENDIX D — SUPPLEMENTAL FINANCIAL INFORMATION
TEEKAY PARENT FREE CASH FLOW
(in thousands of U.S. dollars)
(unaudited)
Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended June 30, 2010, March 31, 2010, December 31, 2009, September 30, 2009, and June 30, 2009. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), and its 49 percent ownership interest in Teekay Offshore Operating L.P., net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended June 30, 2010 to the most directly comparable financial measure under GAAP please refer to Appendix B or Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended March 31, 2010, and December 31, September 30, and June 30, 2009, please see the Company’s Web site at www.teekay.com. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2010	2010	2009	2009	2009
Teekay Parent cash flow from vessel operations	21,521	35,715	(18,740)	(16,866)	(181)

Daughter company distributions to Teekay Parent (1)
Common shares/units (2)
Teekay LNG Partners	15,125	15,125	14,369	14,369	14,369
Teekay Offshore Partners	7,030	7,030	6,660	6,660	6,660
Teekay Offshore Operating L.P. (OPCO) (3)	16,000	20,619	16,972	16,972	13,607
Teekay Tankers (4)	5,478	5,962	3,510	2,025	5,400

Total	43,633	48,736	41,511	40,026	40,036

General partner interest
Teekay LNG Partners	2,352	2,277	1,754	1,621	1,621
Teekay Offshore Partners	1,150	1,150	700	700	561

Total	3,502	3,427	2,454	2,321	2,182
Total Teekay Parent cash flow before interest and drydock expenditures	68,656	87,878	25,225	25,481	42,037
Less:
Net interest expense (5)	(30,602)	(23,413)	(17,207)	(17,285)	(19,098)
Drydock expenditures	(1,949)	(339)	(2,796)	(7,105)	(9,343)

TOTAL TEEKAY PARENT FREE CASH FLOW	36,105	64,126	5,222	1,091	13,596

(1)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
-more-

(2)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective company and period as follows:

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
	2010	2010	2009	2009	2009

Teekay LNG Partners
Distribution per common unit	$0.60	$0.60	$0.57	$0.57	$0.57
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$15,124,964	$15,124,964	$14,368,716	$14,368,716	$14,368,716
Teekay Offshore Partners
Distribution per common unit	$0.475	$0.475	$0.45	$0.45	$0.45
Common units owned by Teekay Parent	14,800,000	14,800,000	14,800,000	14,800,000	14,800,000

Total distribution	$7,030,000	$7,030,000	$6,660,000	$6,660,000	$6,660,000
Teekay Tankers
Dividend per share	$0.34	$0.37	$0.26	$0.15	$0.40
Shares owned by Teekay Parent (4)	16,112,244	16,112,244	13,500,000	13,500,000	13,500,000

Total dividend	$5,478,163	$5,961,530	$3,510,000	$2,025,000	$5,400,000

(3)	Based on 49% interest owned directly by Teekay Parent.

(4)	Includes Class A and Class B shareholdings.

(5)	Net interest expense includes realized gains and losses on interest rate swaps.
-more-

FORWARD LOOKING STATEMENTS
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: tanker market fundamentals, including the balance of supply and demand in the tanker market, and spot tanker charter rates; momentum in the Company’s Offshore business; the Company’s financial strength and flexibility, including the stabilizing impact of the Company’s fixed-rate business on its consolidated cash flows and the Company’s current liquidity position; the impact of the summer 2010 maintenance schedule on FPSO production in future quarters, including the third and fourth quarter of 2010; increased operating results from contract amendments and extensions in the Company’s the offshore segment, including projected increases to annual cash flows generated by the Foinaven and Cidade de Rio das Ostras FPSO units; the status of the Company’s in-progress offshore contract negotiations, including the Tiro Sidon FPSO project in Brazil and the employment of the Company’s newbuilding Amundsen Class shuttle tankers on new contracts upon their delivery from the shipyard; scheduled vessel delivery dates; the Company’s future capital expenditure commitments and the financing requirements for such commitments; the impact on the Company’s financial leverage and flexibility resulting from its strategy of selling assets to its publicly-listed subsidiaries; and the future benefit to the Company from the appreciation in the value of its ownership share in its publicly-traded daughter companies and significant reduction in net debt. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by the Foinaven FPSO, decreases in oil prices upon which payments under the Foinaven FPSO contract are based, or increased operating expenses for the Foinaven FPSO unit; increases in operating expenses for the Cidade de Rio das Ostras FPSO unit; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; changes affecting the offshore tanker market; shipyard production delays; changes in the Company’s expenses; the Company’s future capital expenditure requirements; the inability of the Company to complete vessel sale transactions to its public company subsidiaries or to third parties; conditions in the United States capital markets; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2009. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
-end-